

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2020

Bin Lin
Chief Executive Officer
Lianluo Smart Limited
Room 611, 6th Floor, Beikong Technology Building
No. 10 Baifuquan Road, Changping District
Beijing 102200, People's Republic of China

      Re: Lianluo Smart Limited
          Amendment No. 1 to Registration Statement on Form F-4
          Filed December 9, 2020
          File No. 333-249660

Dear Mr. Lin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 20, 2020 letter.

Amendment No. 1 to Registration Statement on Form F-4

Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2020, page 18

1.   We read your response to comment 8. Please revise your pro forma adjustment to remove the full amount of the company's accumulated deficit.

Material U.S. Federal Income Tax Consequences of the Merger, page 80

2.   We note your discussion of U.S. federal income tax consequences of the merger in this section. Item 601(b)(8) of Regulation S-K requires you to file a tax opinion where the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing. It appears that a tax opinion would be required since the discussion

includes tax consequences that would be material to investors. Please revise this section accordingly and the exhibit index to indicate that a tax opinion and consent of counsel will be filed. For guidance, please refer to Section III of Staff Legal Bulletin No. 19 dated October 14, 2011.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations for Newegg</u>
<u>Critical Accounting Policies</u>
<u>Common Stock Valuations, page 176</u>

3.   We read your response to comment 19. Please tell us whether and how you considered the number of shares you expect to receive in the merger and the market price of Lianluo's common stock in retrospectively verifying the reasonableness of your estimated enterprise value.

<u>Newegg, Inc.</u>
<u>Consolidated Financial Statements</u>
<u>(19) Segment Information, page F-119</u>

4.   We read your response to comment 27. Page 133 shows Newegg's product categories. Please disclose revenues from external customers by product category in your segment footnote. Please also disclose revenues from external customers by geographical area in your segment footnote. In providing this geographical information, your U.S. and foreign revenues should be separately presented, along with the revenues for any material individual foreign country. Refer to paragraphs 50-40 and 50-41 of ASC Section 280-10-50.

You may contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services